GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE:  (650) 321-2400        FACSIMILE:  (650) 321-2800

June 27, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

                 Adam Halper

Re:	Riverbed Technology, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-133437

Dear Ms. Jacobs and Mr. Halper:

Riverbed Technology, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2 and (ii) three hard copies of Amendment No. 2 which are marked to show changes to Amendment No. 1 to the Registration Statement filed on May 26, 2006.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated June 16, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the June 16, 2006 letter in italicized print, and the Company’s responses are provided below each comment.

Risk Factors

We are susceptible to shortages or price fluctuations…, page 11

Risks Related to Our Business and Industry

1.	We note your revised disclosure in response to comment 7 of our letter dated May 17, 2006. We note one concrete example and a few general examples of the instances where the loss of

June 27, 2006

a supplier could have a material effect on your operations. Please expand on this discussion here and, in your “Business” section to provide all instances where loss of a supplier would have a material impact on your business and discuss the specific ramifications of losing the identified vendors in greater detail. Consider also making similar changes where you discuss your reliance on certain imbedded software.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised the risk factor titled “We are susceptible to shortages or price fluctuations…” on page 11 of the Registration Statement. The Company has additionally enhanced its disclosure in the risk factor titled “Our use of open source and third-party software…” on page 16 of the Registration Statement to reflect the fact that, while its current reliance on embedded software is limited, any decision in the future to incorporate additional third-party software into its appliances may materially impact the Company’s business if such software should become unavailable. The Company has also revised its disclosure on page 56 of the “Business - Manufacturing” section of the Registration Statement in response to the Staff’s comment.

Our international sales and operations subject us to additional risks…, page 15

2.	We note your statement in response to comment 10 of our letter dated May 17, 2006 that “[t]he product development costs for localizing its user interface, both graphical and textual, could be a material expense to the Company if the software requires extensive modifications. To date, such changes have not been extensive and the costs have not been material.” Please revise to disclose this or a similar statement concerning specific localization requirements.

RESPONSE TO COMMENT 2:

The Company has revised its disclosure on page 15 of the Registration Statement to include the statement requested by the Staff.

We are subject to governmental export and import controls…, page 16

3.	We reissue comment 12 of our letter dated May 17, 2006 in part. Please revise your disclosure to identify countries where the required export license or limitations imposed by countries with encryption technology may materially impact your future results of operations. In addition, noting the “The Directive on the Restriction of the Use of Certain Hazardous Substances…” is effective as of July 1, 2006, less than a month away, in your next amendment, please advise if you believe you are in compliance with the Directive or advise why you have yet to determine if you are in compliance.

RESPONSE TO COMMENT 3:

The Company supplementally confirms that current import restrictions and current limitations imposed by countries regarding the use of encryption technology are not expected to

June 27, 2006

materially impact the Company’s future results of operations. In the event that the Company’s ability to distribute products, or the ability of the Company’s customers to deploy products, in a specific country were affected by any such import restrictions in the future, the Company expects that, if it determined to do so, the Company could provide a software release on its appliances that would not contain any encryption technology but that would otherwise offer the same functionality as its then-current software release. In light of the foregoing, the Company believes that its current disclosure regarding this issue is appropriate.

As requested by the Staff, the Company has revised its disclosure on page 16 of the Registration Statement to address its expectations regarding its compliance with The Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (2002/95/EC).

Management’s Discussion and Analysis or Plan of Operation, page 29

4.	We reissue comment 17 of our letter dated May 17, 2006. We note you have revised portions of your “Risk Factor” and “Management’s Discussion and Analysis or Plan of Operation” disclosure. Please continue, however, to revise to describe in greater detail the tangible effects of your identified trends. For example, continue to explain in greater detail the material ramifications of resellers constituting a substantial majority of future revenue or the effects of international sales providing an increased and sizable percentage of total revenue. In addition, for example, we note you plan to invest in research and development and make further enhancement to existing models. However, we note you do not discuss the costs associated with such increase or how it may affect your liquidity despite the fact that it is a substantial portion of your cash used in investing activities.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In particular, the “Overview” section on page 29 of the Registration Statement has been revised to discuss the Company’s expected trend for personnel costs, the “Overview—Revenue” section on page 30 of the Registration Statement has been revised to discuss the impact on margins of a substantial majority of future revenue being generated through resellers, the “Overview—Operating Expenses” section on pages 30-31 of the Registration Statement has been revised to discuss the investments in research and development, and the “Results of Operations—Revenue” section on page 37 of the Registration Statement has been revised to discuss our international sales. The costs associated with international expansion are discussed in the “Results of Operations—Cost of Revenue and Gross Margin” section on page 38 of the Registration Statement and in the “Results of Operations—Sales and Marketing Expenses” section on page 39 of the Registration Statement.

5.	In addition, as discussed in section II.B.4 of SEC Release 33-8350, please provide additional narrative that expands on the underlying reasons or implications for trends. Specifically, please combine your various discrete discussions to provide the interrelationships between the constituent elements, or the relative significance of those matters.

June 27, 2006

RESPONSE TO COMMENT 5:

The Company informs the Staff that the most relevant trends applicable to the Company are revenue growth as well as headcount growth. The Company believes that its revenue growth is partially a function of growth in the WDS market as a whole resulting from, among other things, increasingly distributed organizations and workforces and increasing dependence on timely access to critical data and applications by organizations. In addition, the Company has revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as described below.

In the “Overview” section on page 29 of the Registration Statement, the Company has added disclosure on personnel costs comprising the largest portion of expenses and the components of such costs. In the “Results of Operations—Revenue” section on pages 37-38 of the Registration Statement, the Company discusses the reasons for the increase in revenue growth. On pages 39-40 of the Registration Statement, the Company discusses that sales and marketing will continue to be the Company’s largest expense as it grows its customer base, but is expected to decrease as a percentage of total revenues over time. On page 41 of the Registration Statement, the Company discusses that it will continue to develop new models of its products and that research and development expenditures are expected to continue to increase. On page 41 of the Registration Statement, the Company discusses that it will continue to incur additional general and administrative expenses in order to operate as a public company, including costs to comply with the Sarbanes-Oxley Act and the rules and regulations applicable to companies listed on the Nasdaq Stock Market’s Global Market. The Company has also added the disclosures as described in response to comment 4 above and comment 6 below.

6.	We further note limited disclosure on material events or uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or future financial condition. See instruction 3 to Item 303(a) of Regulation S-K. While we note you have briefly mentioned issues such as your sales only beginning in May 2004, please consider if there are other trends addressed in your “Risk Factor” disclosure that may indicate financial information is not indicative of future operating results or financial condition and discuss their impact in greater detail in the applicable section of your “Management’s Discussion and Analysis or Plan of Operation” section.

RESPONSE TO COMMENT 6:

The Company has revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to address the Staff’s comment as described below.

June 27, 2006

The Company has revised the “Overview—Operating Expenses” section on page 30 of the Registration Statement to discuss the timing of personnel hires and the effect this timing has on results of operations over time. The Company has revised the “Results of Operations—Revenue” section on page 38 of the Registration Statement and the “Quarterly Results of Operations” section on pages 43-44 of the Registration Statement to discuss the future impact of the transactions whereby reseller revenue was recognized ratably over the life of the arrangement. The Company has revised the “Overview” section on pages 29-31 of the Registration Statement in response to comment 4 (as described above) to specifically address trends. The Company has revised the “Results of Operations—Sales and Marketing Expenses” section on pages 39-40 of the Registration Statement to discuss that the timing of sales hires, past and present, affect revenue growth variability.

7.	We reissue comment 19 of our letter dated May 17, 2006. Continue to revise this subsection, and the entire “Management’s Discussion and Analysis or Plan of Operation” section, to provide specific quantification to the extent possible.

RESPONSE TO COMMENT 7:

In response to the Staff’s comment, the Company has revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as described below.

The Company has revised the “Results of Operations—General and Administrative Expenses” section on page 41 of the Registration Statement to quantitatively address the change in general and administrative expenses. The Company has revised the “Results of Operations—Revenue” section on page 38 of the Registration Statement and the “Quarterly Results of Operations” section on pages 43-44 of the Registration Statement to discuss the amount of reseller revenue that was recognized ratably over the life of the arrangement. The Company has revised the “Results of Operations—Cost of Revenue and Gross Margin” section on pages 38-39 of the Registration Statement to quantify the growth in technical support personnel and the largest contributor in support and services expense. The Company has revised the “Results of Operations—Sales and Marketing Expenses” section on pages 39-40 of the Registration Statement to quantify the largest increase in sales and marketing expense. The Company has revised the “Results of Operations—Research and Development Expenses” section on page 40 of the Registration Statement to quantify the largest components of the increase in research and development expense. The Company has revised the “Results of Operations—General and Administrative Expenses” section on page 41 of the Registration Statement to quantify the largest components of the increase in general and administrative expenses.

First Quarter 2006 Compared to First Quarter 2005, page 37

8.	Revise the product revenue discussion to analyze the quantitative impact for your revenue practice change from recognizing revenue ratably to upfront recognition. This analysis seems warranted for periods that include the first and second quarters of 2005. The impact of this change should be quantified in all relevant sections of your “Management’s Discussion and Analysis or Plan of Operation” including your “Quarterly Results of Operations” discussion (your page 42).

June 27, 2006

RESPONSE TO COMMENT 8:

In response to the Staff’s comment, the Company has revised the “Results of Operations—Revenue” section on page 38 of the Registration Statement and the “Quarterly Results of Operations” section on pages 43-44 of the Registration Statement to discuss the amount of revenue recognized from sales for its reseller class of customers on a ratable basis.

Business

Overview, page 47

9.	Please revise to briefly disclose a summary of your response to comment 25 of our letter dated May 19, 2006.

RESPONSE TO COMMENT 9:

The Company has revised its disclosure on page 48 of the Registration Statement as requested.

10.	We note your response to comment 26 of our letter dated May 17, 2006. Please briefly revise this section to provide more detail on development of your “products and services” from May 2002 through May 2004. Advise, for example, if you were initially focused on the development of only certain components rather than a complete WDS system.

RESPONSE TO COMMENT 10:

The Company has revised its disclosure on page 48 of the Registration Statement as requested.

Industry Background, page 48

11.	It appears the fee for the In-Stat report is not nominal. While we note the email consent provided supplementally, please advise as to the consideration given to filing a consent pursuant to Rule 436 of the Securities Act.

RESPONSE TO COMMENT 11:

The Company supplementally advises the Staff that it does not believe the filing of a consent by In-Stat is required by Rule 436 of the Securities Act. Section 11 of the Securities Act lists several professions that give a person authority to expertise statements. This list includes accountants, engineers, appraisers, and “any person whose profession gives authority to the statement by him.” In-Stat is an independent provider of research, market analysis and forecasts for communications services, infrastructure, end-user devices and semiconductors. In-Stat’s business is not similar to the professions expressly listed in or described by Section 11, in that market research does not call for the same indicia of professional judgment which accompany professionally licensed industries, such as accounting and law. Further, In-Stat simply performed market research

June 27, 2006

and provided facts to the Company. In-Stat did not exercise any discretion associated with similar types of professional judgment that would be expected of an expert. The Company notes that even though there is a fee associated with obtaining reports from In-Stat, these reports are available to the public. The fee charged by In-Stat for this report is within the range of fees normally charged for similar reports by other industry analysts.

Competition, page 55

12.	We note your response to comment 34 of our letter dated May 17, 2006. While you may not specifically know in quantitative measure your relative position, to the extent known, please provide additional disclosure on the qualitative position in the marketplaces you describe in this section.

RESPONSE TO COMMENT 12:

The Company notes the Staff’s comment and has revised the disclosure related to the Company’s competitive position on page 57 of the Registration Statement.

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-8

13.	We note your response to comment 52 of our letter dated May 17, 2006. We note in your response that in the third quarter of 2005, you formally established and published new support pricing to be used for all prospective reseller arrangements. Tell us the price range for renewal rates and explain why you believe that the range is narrow enough to establish VSOE. The use of price ranges implies that you have a standard price list for establishing VSOE of fair value of PCS and that you have no historical renewals as of the establishing of the price ranges. Indicate why you believe this price range is sufficient to establish VSOE without having separate sales or historical renewals within the price range. See paragraphs, 10 and 57 of SOP 97-2. We note that you state that management has the “intent and ability” to consistently renew a “substantial majority” of PCS. Explain why you believe that you have the “ability” to sustain the renewal rates when your company is new and your industry is highly competitive. Explain why having a “substantial majority” renew at the stated renewal rates instead of “substantially all” is sufficient to support the assertion that the company has the “intent” to enforce the stated renewal rates. That is, you stated that “substantially all of the Company’s agreements with resellers included renewal rates that were within a narrow price range.” Since all the agreements include renewal rates, explain why you would not expect all to renew at that rate. Tell us why you believe the “stated renewal rate” is substantive. We may have further comments.

June 27, 2006

RESPONSE TO COMMENT 13:

As disclosed in the Registration Statement, in the third quarter of 2005 the Company established VSOE of the fair value of PCS for its reseller class of customer through the inclusion of consistently-priced stated renewal rates in its multiple element contractual arrangements with these customers. In the third quarter, the Company established a suggested standard pricing for PCS in reseller arrangements as a percentile expression of the list product fee in the arrangement. The Company’s analysis of its reseller contracts for the third and fourth quarters of 2005 demonstrated that more than 90% of the arrangements in this period (over 250 transactions in total) included stated renewal rates that were priced within a range of plus or minus 16% of the suggested standard pricing. For the three months ended March 31, 2006, over 90% of the Company’s reseller arrangements (over 375 transactions in total) included stated renewal rates within a range of plus or minus 16% of the suggested standard pricing. As a result, the Company considers that, in a substantial majority of its transactions, PCS was priced within a sufficiently narrow range of the standard pricing such that VSOE of fair value was established for reseller transactions entered into within these periods.

Paragraph 10 of Statement of Position 97-2, as amended (SOP 97-2), provides that VSOE of fair value is limited to the price charged when an element is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority. Paragraph 57 of SOP 97-2, which specifically addresses VSOE of fair value of PCS, states that VSOE of fair value should be determined in conformity with paragraph 10 and “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).” AICPA Technical Practice Aid (TPA) Fair Value of PCS With a Consistent Renewal Percentage (But Varying Renewal Dollar Amounts) and Software Revenue Recognition (TPA 5100.55) supports the acceptability of variation in the dollar amount of pricing and states that, “assuming that the PCS renewal rate expressed as a consistent percentage of the stipulated license fee for customers is substantive, that PCS renewal rate would be the VSOE of the fair value of PCS.” The Company believes that this guidance explicitly contemplates the Company’s situation, one in which management has established a consistent pricing range for its PCS based upon contractually stated renewal rates.

The Company believes that its customers fully understand that these rates are not subject to negotiation upon their renewal. The signed contracts affirm the customers’ understanding of these renewal rates and the Company’s business practice is to invoice the customer directly at the end of the initial PCS period at the stated renewal rate. The customer’s decision to pay and thereby renew PCS is completely optional but is not subject to negotiation of price. Management has no intention of deviating from the stated PCS renewal prices upon their renewal and is fully aware that such an action would both adversely impact its ability to assert VSOE on future transactions and would call into question its past accounting for these arrangements. Despite the competitive environment in which the Company operates, its actual experience in the renewal of PCS (which is principally based upon renewals of direct sale arrangements through March 31, 2006) is that substantially all (over 95%) of the customers renewing PCS have renewed at the stated renewal rate in their contracts. Based on this empirical experience from its actual renewals, the Company believes that the stated renewal rates in its reseller arrangements are substantive.

June 27, 2006

14.	We note your response to comment 52 of our letter dated May 17, 2006. You state that a “substantial majority” of your agreements with direct transactions include renewal rates within the price ranges. Does this mean that all other agreements with direct transactions do not include a renewal rate? If so, tell us how you establish VSOE for those arrangements that do not include a stated renewal rate. Do you use the median VSOE for those sales?

RESPONSE TO COMMENT 14:

The Company wishes to clarify its response to comment 52 of the Staff’s letter dated May 17, 2006. For the year ended December 31, 2005 and for the three months ended March 31, 2006, all of the Company’s agreements with direct customers included stated renewal rates.

The Company supplementally advises the Staff that 86% of the arrangements in the year ended December 31, 2005 (over 175 transactions in total) included stated renewal rates that were priced within a range of plus or minus 16% of the suggested standard pricing for direct customers. For the three months ended March 31, 2006, 83% of the arrangements (over 50 transactions in total) included stated renewal rates that were priced within a range of plus or minus 16% of the suggested standard pricing.

As disclosed in the response to comment 13 above, the Company’s experience with actual renewals has been that virtually all renewals have been at the stated renewal rate.

15.	We note your response to comment 52 of our letter dated May 17, 2006. You state that you allocate the “bundled arrangements” between the sales of products and services based on an estimate of fair value of PCS and that you apply the residual method. Explain in detail why this allocation and presentation is appropriate when under SOP 97-2 the arrangement can not be unbundled due to the lack of VSOE. That is, explain why you believe that rates are substantive when you do not have the ability to establish VSOE. Explain why you are not “limited to the use of VSOE” when VSOE is required under GAAP.

RESPONSE TO COMMENT 15:

The Company informs the Staff that when products and services included in an arrangement are not separable, because of the absence of VSOE of fair value for the undelivered PCS element, and are accounted for effectively as a “bundled arrangement,” the Company recognizes the entire arrangement fee over the life of the PCS contract, which is typically one year, in accordance with paragraph 58 of SOP 97-2.

When the revenue is recognized (ratably over the PCS period), the Company allocates the recognized revenue to product and support in accordance with Regulation S-X, Rule 5-03(b)(1). Regulation S-X, Rule 5-03(b)(1) requires that registrants separately present revenues from the sale of products and revenues from providing services in their statements of operations. When products and services included in an arrangement are not separable, because of the absence of VSOE for the undelivered PCS element, the Company allocates the revenue, once recognized (ratably over the life of the PCS arrangement), between the sales of products and services using the fair values of the products and services. For purposes of this allocation in the Company’s statements of operations,

June 27, 2006

the Company has used its best estimate of the fair value of the PCS sold with reseller arrangements through the end of its second quarter of 2005 and applied the residual value of the contract to product. The Company derived the estimate of fair value of the PCS for resellers based upon the stated PCS renewal rates in the contracts. The Company respectfully notes that, while GAAP requires the use of VSOE for revenue recognition as described above, GAAP does not require, and the Company does not believe that an entity is limited to the use of VSOE of fair value in determining classification between product and services for transactions recognized whereby the product revenue is being recognized over the PCS contract period due to the lack of VSOE of fair value for PCS.

The Company advises the Staff that the amount of product recognized on a ratable basis in 2005 and the first quarter of 2006 was $2.2 million and $710,000, respectively, or 10% and 5% of total revenues, respectively. The Company has added disclosure of these amounts on pages 38 and 43-44 of the Registration Statement so potential investors can more clearly understand the impact of the classification of these two elements in the Company’s consolidated statements of operations. As the Staff is aware, the Company no longer recognizes product revenue on a ratable basis; accordingly the significance of this matter will decrease substantially in future periods.

16.	We note your response to comment 53 of our letter dated May 17, 2006. Please explain why you believe that “substantial majority” is the proper threshold for renewals rates included in contracts for establishing VSOE. In this regard, explain why you do not use “substantially all” to substantiate VSOE instead of a “substantial majority.” You state that when PCS is priced below the VSOE of fair value range you use the midpoint of VSOE of fair value. Indicate whether the range referred to is the price range established by management that you refer to in comment 52 of our letter dated May 17, 2006. If not, explain why a renewal rate outside the range would be in accordance with company policy. Provide us with the fair value range. Explain your accounting for renewal rates that are above the price range.

RESPONSE TO COMMENT 16:

As described in the Company’s response to comment 13, substantially all (over 95%) of the Company’s actual renewals through March 31, 2006 have been at the stated renewal rate in the respective contracts.

The consistency of the Company’s pricing of reseller and direct customer sales and the fair value ranges are addressed in the Company’s responses to comments 13 and 14. As described in these responses, the Company considers that, in a substantial majority of its transactions, PCS was priced within a sufficiently narrow range of the standard pricing such that VSOE of fair value was established.

When renewal rates are priced lower than the VSOE of fair value range, the Company initially allocates the arrangement fee to deferred support equal to the midpoint of the VSOE of fair value of PCS range, and any residual amount is recognized as product revenue. The Company has a limited number of arrangements whereby the stated renewal rates for PCS are above the fair value ranges. To the extent that this occurs, the Company defers the contractually stated PCS amount and recognizes this amount over the PCS period in accordance with paragraph 14 of SOP 97-2.

June 27, 2006

Stock Based Compensation, page F-11.

17.	We note your response to comment 54 of our letter dated May 17, 2006. Explain why you did not obtain a valuation report for a period closer to the May-September grants. Describe how your method of determining fair value complies with the Practice Aid. That is, explain why you can use the December 31, 2004 valuation to ascribe a fair value to the 2005 option grants even though the 2005 year experienced many distinct events including significant revenue growth. In this regard, explain in greater detail why the valuation between July/Sept is $3 versus May which is $1.80. The detailed analysis should identify company specific events that support the higher valuation. In addition, this analysis should evaluate the change in your revenue practice and its impact on revenue growth during this period of time.

RESPONSE TO COMMENT 17:

The Company supplementally informs the Staff as follows.

The Company did not obtain a valuation closer to the May and September 2005 grants because the Company obtained valuations for period-end 2004 and 2005 which it considered sufficient for the purpose of evaluating the value of options granted between these dates. The valuations were performed by a third party valuation consultant and were based on the Valuation of Privately-Held-Company Equity Securities Issued as Compensation Practice Aid. The Company respectfully submits that, as described further in its response to comment 54 of the Staff’s letter dated May 17, 2006, and as described below, the events that might reasonably and materially impact the value of the Company’s stock within the 12 months ended December 31, 2005 were few in number. These principally related to revenue, third party competitive landscape changes and to a lesser extent major product upgrades. The Company’s consideration of the impact of these events is discussed below.

As prescribed by the Practice Aid, factors to be considered in determining the fair value of common stock during the periods between third party valuation reports include recent issuances of preferred stock and the associated economic and control rights relative to the rights associated with common stock; the Company’s financial condition and operating results; the Company’s stage of operational development and progress in executing its business plan; significant product or service development milestones; the composition of and anticipated changes in its management team; the lack of a public market for its common stock; and the prospects and anticipated timing of any potential future public offering of its common stock.

In determining the fair value between the two valuation points established by the reports, the biggest factor driving the price increase was revenue, with most of the growth occurring in the second half of 2005. In the first half of 2005, the Company’s revenue growth was modest when compared to the second half of 2005. In the second half of 2005, the Company grew more quickly, with 77% of its full year revenues generated in the second half of 2005. Revenues generated in the fourth quarter of 2005 represented 46% of total revenue for the year ended December 31, 2005, of which a majority was derived from arrangements executed in December 2005. GAAP revenue increased 144% between the June and September 2005 quarters. Had the Company taken revenue from all reseller arrangements upfront in the second quarter as it began to do in the third quarter of 2005, it would

June 27, 2006

have had an additional $1.2 million of revenue in the second quarter and quarterly revenues would have grown 73% between the June and September 2005 quarters. In addition, the Company released a major enhancement to its product with version 2.0 released in July 2005. This upgrade had been in development for many months and included enhancements to existing functionality as well as new functionality. Prior to the launch of version 2.0, the expected impact of this new version on the Company’s results of operations was unclear. After its release, this upgrade may have contributed to revenue growth, both with new and improved functionality, along with contributing to customers’ views that the Company was maturing beyond its early stage and version 1.0 release. The increase in the fair value of the Company’s common stock price from $1.80 in May 2005 to $3.00 by September 2005 is the direct result of the significant growth in revenues and, to a lesser extent, the release of version 2.0. The Company notes that the May 2005 per share value of $1.80 implies a valuation of $96.4 million for a company with cumulative revenues from inception through May 31, 2005 of less than $6 million.

In April 2005, one of the Company’s primary competitors, Peribit Networks, announced that it had agreed to be acquired by Juniper Networks. The announcement of the acquisition made questionable the Company’s prospects for aggressive growth given the uncertainty introduced by the entry into the Company’s marketplace of Juniper, a company with a longer operating history, greater name recognition, larger customer base and significantly greater financial, technical, sales, marketing and other resources than the Company. Cisco Systems, another large networking company with significantly greater resources than the Company, had become a competitor of the Company with its 2004 acquisition of Actona.

The Company notes that it was only in late 2005 that the prospects for an initial public offering were considered possible in the upcoming year. That consideration was based on customer acquisition success, significant revenue growth in the fourth quarter of 2005, and the outlook for continued success in the marketplace.

18.	We note your response to comment 54 of our letter dated May 17, 2006. You state that the ranges are based on estimates of a variety of scenarios including the weighted average probability of various events including an IPO. Tell us the probability assessment for each of the events you identified for the February 1, 2006 valuation. Explain how the financing received from Meritech Capital influenced the probability of an IPO. That is, would Meritech Capital provide financing without an oncoming IPO? Explain why you should have a significant difference between the deemed fair value of common stock and the sales price of the preferred stock in February 2006 (i.e., $4.66 vs. $5.35) when there is an oncoming IPO. Further, explain why the fair value for February 2006 should not be the value ascribe for March 2006 (i.e., $6.00).

June 27, 2006

RESPONSE TO COMMENT 18:

The Company supplementally informs the Staff as follows:

The probability assessment in the February 2006 valuation included the following probability ranges:

IPO:	55% - 65%
Acquisition:	20% - 25%
Remaining private company:	10% - 25%

The Company determined that the most likely outcome as of February 2006 was an IPO. Being acquired was also considered possible with a probability of 20%-25%, but was considered far less likely than an IPO. There was no intent to be acquired at that time. Given that the Company’s formerly confidential financial information was to be made public as part of the registration process, it was considered possible that the Company could receive unsolicited interest from a potential acquirer, particularly given that the Company’s industry has historically been characterized by consolidation with a number of established public companies acquiring private companies who are competitors of the Company. The growth in the Company’s sector was expected to draw additional large companies that would attempt to also enter the sector through acquisition. Based on its performance and outlook, the Company considered the overall probability of reaching a liquidity event at 75% to 90% (the sum of both IPO and acquisition probabilities). The possibility that the Company would not successfully reach a liquidity event was considered possible but not likely, with a probability of 10% to 25%. There have been numerous companies that filed to go public, but did not ultimately complete an IPO or, with respect to those which completed an IPO, a number have done so at a price below their disclosed filing range.

The financing round led by Meritech did not influence the probability of an IPO. The Company had a long-term goal of becoming a publicly traded company. In early 2006, however, the Company had insufficient cash to achieve its operating objectives and to complete an IPO. The Company’s intention with the financing round was to obtain a sufficient amount of cash to sustain itself indefinitely while it grew its business and waited for company-specific, industry and overall market conditions to be suitable for an IPO. It is unclear if Meritech would have invested without the prospect of an eventual IPO. The Meritech transaction was an arms-length transaction between the Company and a sophisticated financial investor, with terms finalized in January 2006 prior to the closing in February 2006. Meritech’s valuation of $5.35 per share was based on the possibility of the Company “obtaining liquidity” at some point, relative to the risk of not “obtaining liquidity” or encountering one or more of the risk factors detailed in the Registration Statement. The prospect of an eventual liquidity event is assumed to have driven all of the Company’s venture capital rounds since the Company’s inception. The determination of fair value of $4.66 in February 2006 was based on a contemporaneous valuation. The Company believes that the 13% discount to the preferred stock price of $5.35 per share reflected in the independent valuation is reasonable in light of the various preferential items included in the terms and conditions of its preferred stock issuances relative to common stock. Preferential items in the preferred stock issuance included, among other items, liquidation preference in the event of certain acquisitions and overall seniority in the event of certain liquidations of the Company. Subsequent to the closing of the Series D financing, the Company continued to expand its revenues. As a result of this continued business growth, March 2006 options were considered appropriately valued at $6.00 versus the $4.66 price from the prior month.

June 27, 2006

19.	We note your response to comment 54 of our letter dated May 17, 2006. You state that the estimated IPO price per share would be between $7.00 and $9.00. Example why you do not use the mid-point of this price range to determine fair value for options granted subsequent to filing of your 1PO.

RESPONSE TO COMMENT 19:

In March 2006, the Company began increasing the fair value of its common stock from its February 2006 third party valuation to the mid-point of the expected IPO range. However, the Company respectfully submits that despite the estimated price range of $7.00 to $9.00 per share, numerous risks remained and remain in the registration period prior to a public offering. The estimated IPO price is an assumed price at a future date, based on numerous criteria being fulfilled, including continued growth in revenue through at least the second quarter of 2006, meeting expense objectives between the initial filing of the Registration Statement and the completion of the IPO, and the continued stability or improvement of market conditions. The price range could be adjusted downward or upward based on market conditions or other factors and is considered a preliminary estimate at this time.

20.	Tell us how you evaluated stock options or shares that contain repurchase rights, if any. In this regard, provide us an analysis that identifies repurchase rights and that explains how your accounting complies with paragraphs 31 to 35 of SFAS 123(R).

RESPONSE TO COMMENT 20:

The Company supplementally informs the Staff as follows.

The Company’s 2002 Stock Option Plan (the Plan) provides for grants of immediately exercisable options; however, the Company has the right, but not the obligation, to repurchase any unvested common stock upon the termination of employment at the original exercise price. This contingent repurchase right expires as the shares vest. The consideration received for an early exercise of an option is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability. The shares and liability are only reclassified into equity as the award vests.

The accounting for early exercises and other sales of stock subject to repurchase is addressed in footnote 56 of SFAS 123(R), which states that “Under some share option arrangements, an option holder may exercise an option prior to vesting (usually to obtain a specific tax treatment); however, such arrangements generally require that any shares received upon exercise

June 27, 2006

be returned to the entity (with or without a return of the exercise price to the holder) if the vesting conditions are not satisfied. Such an exercise is not substantive for accounting purposes.” As discussed in Issue 33 of Issue 00-23 (although superseded by SFAS 123(R), Issue 33 provides useful analogous guidance that generally is consistent with footnote 56 of SFAS 123(R)), the employer is expected to exercise the repurchase right when the employee terminates regardless of whether the stock price is greater or less than the exercise price at the date the employee terminates. Consequently, the early exercise is not considered to be a substantive exercise for accounting purposes, and, therefore, the payment received by the employer for the exercise price should be recognized as a liability.

Additionally, the shares issued upon early exercise are not considered outstanding (before the Company’s repurchase right lapses) for purposes of computing basic EPS because the employee is not entitled to the rewards of stock ownership. Those shares are excluded from basic EPS until the Company’s repurchase right lapses and the shares are no longer contingently returnable.

This treatment has been applied to exercises of unvested options since the Company’s inception. There have been no early exercises of options granted in 2006.

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June 27, 2006

* * * * *

Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

/s/ Craig M. Schmitz

cc:	Stephen Krikorian, Securities and Exchange Commission

Jason Niethamer, Securities and Exchange Commission

Anne Nguyen, Securities and Exchange Commission

Jerry M. Kennelly, Riverbed Technology, Inc.

Randy S. Gottfried, Riverbed Technology, Inc.

Brett A. Nissenberg, Riverbed Technology, Inc.

Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Daniel J. Weiser, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard A. Kline, Wilson Sonsini Goodrich & Rosati, Professional Corporation